UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 19, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ipsidy, Inc.

File No. 000-54545 - CF#35900

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Ipsidy, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.2 to Form 8-K filed on September 14, 2017.

Based on representations by Ipsidy, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.2   through September 13, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary